SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        For the year ending 30 September 1999


                              PeakSoft Corporation
                              --------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue, Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Multinet Corp
(Registrant)

Date  February 18, 2000

(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer

                         Consolidated Financial Statements



                               PEAKSOFT CORPORATION
                               (in Canadian dollars)



                      Years ended September 30, 1999 and 1998

                               PEAKSOFT CORPORATION

                         Consolidated Financial Statements

                               (in Canadian dollars)

                      Years ended September 30, 1999 and 1998










Auditor's Report                                                               1

Financial Statements

   Consolidated Balance Sheet                                                  3

   Consolidated Statement of Operations and Deficit                            4

   Consolidated Statement of Changes in Financial Position                     5

   Notes to the Consolidated Financial Statements                              6

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                      488 - 625 Howe Street
An incorporated professionaL                             Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                      Telephone: (604) 689-8815
                                                      Facsimile: (604) 689-8838

                                AUDITOR'S REPORT

To The Shareholders of PeakSoft Multinet Corporation (formerly PeakSoft Corporation):

I have audited the consolidated balance sheet of PeakSoft Multinet Corporation as at 30 September 1999 and 1998, the consolidated statements of operations and deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 30 September 1999 and 1998 and the consolidated results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

The consolidated financial statements as at 30 September 1997 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated 12 December 1997.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the year ended 30 September 1999 and shareholders' equity to the extent summarized in note 12 to the financial statements.


/s/ Gordon K.W. Gee
--------------------------
Gordon K.W. Gee
Chartered Accountant


Vancouver, B.C., Canada
15 January 2000

GORDON K.W. GEE
CHARTERED ACCOUNTANT                                      488 - 625 Howe Street
An incorporated professional                             Vancouver, BC  V6C 2T6
--------------------------------------------------------------------------------
                                                      Telephone: (604) 689-8815
                                                      Facsimile: (604) 689-8838




COMMENTS BY AUDITOR FOR U.S. READERS ON CANADIAN-U.S. REPORTING DIFFERENCE



In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. My report to the shareholders dated 15 January 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.


/s/ Gordon K.W. Gee
--------------------------
Gordon K.W. Gee
Chartered Accountant


Vancouver, B.C., Canada
15 January 2000

PEAKSOFT MULTINET CORPORATION

Consolidated Balance Sheet (In Canadian dollars)
As at 30 September
===========================================================================
                                                   1999             1998
                                                     $                $
---------------------------------------------------------------------------
ASSETS
   Current Assets
     Cash                                             55,995         22,824
     Accounts receivable                              36,168         26,479
     Inventory                                             -         43,284
     Prepaids and deposits                            33,020         39,999
                                             ------------------------------
                                                     125,183        132,586

     Investment in InfoBuild (Note 2)                      -        284,000

     Capital assets (Note 3)                          71,100        105,947
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

   Current Liabilities:
     Accounts payable and accrued liabilities        782,972      1,034,312
     Interest payable on short-term debts             89,746              -
     Notes payable (Note 5)                        1,438,472              -
     Current portion of obligations under             18,471         29,665
          capital leases (Note 6)
                                             ------------------------------
                                                   2,329,661      1,063,977

     Obligations under capital leases (Note 6)         1,897         28,639
                                             ------------------------------
                                                   2,331,558      1,092,616
                                             ------------------------------
   Shareholders' Equity:
     Share capital                                 8,955,445      6,555,704
     Other Paid in Capital                                 -      2,069,920
                                             ------------------------------
                                                   8,955,445      8,625,624

     Accumulated deficit                          11,090,720      9,195,707
                                             ------------------------------
                                                  (2,135,275)      (570,083)
---------------------------------------------------------------------------
                                                     196,283        522,533
===========================================================================
ON BEHALF OF THE BOARD:
                              /s/ Doug Foster               /s/ Pete Janssen
                           ------------------------       ------------------
                                Doug Foster                    Pete Janssen
                                  Director                       Director
                     -------------------------------------------------------
(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Consolidated Statement of Operations and Deficit (In Canadian dollars)
For the years ending 30 September


=====================================================================================
                                                 1999          1998          1997
                                                  $             $             $
      -------------------------------------------------------------------------------
Sales                                          536,339      1,246,381      1,340,200


Cost of goods sold                              12,943        233,763        448,537

                                    ------------------------------------------------
                                               523,396      1,012,618        891,663
                                    ------------------------------------------------
Operating Expenses:

       Amortization                             50,694        991,017      1,050,965
       General and administration            1,502,132      1,392,633      1,245,114
       Selling and marketing                   314,723        951,724      1,682,437
       Research and development                282,099        531,860        641,426
                                    ------------------------------------------------
                                             2,149,648      3,867,234      4,619,942

                                    ------------------------------------------------
Earnings (loss) before the undernoted       (1,626,252)    (2,854,616)    (3,728,279)


Debt settlement with creditors                 131,463        259,618              -
Loss on inventory abandonment                  (42,234)             -              -
Interest on short-term debt                   (140,140)      (237,188)             -
Loss on sale of investment                    (217,850)             -              -
Gain on sale of subsidiary                           -         51,879              -
Loss on settlement of lawsuit                        -              -       (310,042)
Write-off assets                                     -              -        (53,169)
                                    -------------------------------------------------

Loss                                         1,895,013      2,780,307      4,091,490

Accumulated deficit, beginning of period     9,195,707      6,415,400      2,323,910
------------------------------------------------------------------------------------

Accumulated deficit, end of period          11,090,720      9,195,707      6,415,400
====================================================================================

PEAKSOFT MULTINET CORPORATION

Consolidated statement of Changes in Financial Position (In Canadian dollars) as at 30 September

===========================================================================================
                                                     1999          1998          1997
                                                       $             $             $
-------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN):

Operations:

             Net earnings (loss)                    (1,895,013)   (2,780,307)   (4,091,490)
             Items not involving cash:
                  Amortization                          50,694       991,017     1,050,965
             Write-off of assets                                           -        53,169
             Loss on sale of investment                217,850

             Change in non-cash operating             (132,214)      181,719       253,980
                  working capital
                                             ---------------------------------------------
                                                    (1,758,683)   (1,607,571)   (2,733,376)
                                             ---------------------------------------------

Financing:

             Repayments of long-term debt           (1,179,805)   (1,380,991)      (21,273)
             Increase (decrease) in
                  obligation under capital leases            -       (12,288)       (1,661)
             Issuance of long-term debt                      -     1,896,161     1,554,750
             Increase (decrease) in
                  obligation to issue shares           (26,742)     (399,900)      (55,408)
             Issuance of share capital               2,948,098       776,249     2,380,551
                                             ---------------------------------------------
                                                     1,741,551       879,231     3,856,959
                                             ---------------------------------------------
Investments:

             Acquisition of investment                       -      (284,000)            -
             Proceeds of sale of investment             66,150
             Purchase of capital assets                (15,847)      (36,202)      (82,180)
                                             ---------------------------------------------
                                                        50,303      (320,202)      (82,180)
                                             ---------------------------------------------

Increase (decrease) in cash position                    33,171    (1,048,542)    1,041,403

Cash, beginning of period                               22,824     1,071,366        29,963
                                             ---------------------------------------------
Cash, end of period                                     55,995        22,824     1,071,366

(See accompanying notes to the financial statements)

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

The Company is incorporated under the laws of Alberta and its principal business activities are providing Internet software to corporate and individual users, and providing internet portal facility.

1.  Continuing operations:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, notwithstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that as a result of their current product launches and concentration on providing software for vertical markets, sufficient profits will be obtained to meet the Company's obligations and commitments as they become due. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2.  Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned American subsidiaries, PeakSoft Multinet Corporation (U.S.A.), Peak Media, Inc. and its wholly-owned Canadian subsidiary Chameleon Bridge Technologies Corporation. All significant inter-company transactions and balances have been eliminated on consolidation.

(b) Revenue recognition:

Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(c) Foreign currency translation:

Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

2.  Significant accounting policies (continued):

(d) Capital assets:

Capital assets are recorded at cost. Amortization is provided on the straight line basis using the following annual rates:


-----------------------------------------------------------------------
Asset                                                        Rate
-----------------------------------------------------------------------

Furniture and equipment                                      4 years
Computer equipment                                           4 years
Computer software                                            3 years
Leasehold improvements                                       4 years


(e) Inventory:

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(f) Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(g) Use of estimates:

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(h) Financial instruments:

The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

3.  Capital assets:


--------------------------------------------------------------------------
                                                   1999         1998
--------------------------------------------------------------------------

                                   Accumulated   Net book     Net book
                         Cost     amortization     value        value
                           $            $            $            $
                    ------------------------------------------------------

Furniture and equipment  86,065       74,523       11,542       32,598
Computer equipment      157,299      115,191       42,108       57,398
Computer software        47,145       44,971        2,174
Leasehold improvements   24,194        8,918       15,276       15,951
                    ------------------------------------------------------

                        314,703      243,603       71,100      105,947

--------------------------------------------------------------------------
Assets acquired under capital leases included in furniture and equipment as well as computer equipment are fully amortized.


4.  Acquired research and development:

On May 16, 1996, the Company acquired research in the amount of $1,644,598 through the acquisition of Chameleon Bridge Technologies Corp. The Company acquired all of the 1,950,000 issued and outstanding shares of Chameleon Bridge Technologies Corporation in exchange for 1,500,000 shares of Peak Technologies Inc. The fair market value of Peak Technologies Inc.'s shares at the date of regulatory approval and exchange of shares was $1.11 per share. Accordingly, the research and development is calculated as follows, and has been fully amortized:


Purchase value based on shares issued in May, 1996                1,665,000
Other net assets acquired                                           (20,402)
--------------------------------------------------------------------------------
Acquired research and development                                 1,644,598
================================================================================

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

5.  Notes Payable:                                       1999          1998
                                                          $             $
--------------------------------------------------------------------------------

Notes Payable, bearing interest at 12% per annum
    and paid quarterly.                                1,438,472     2,025,740

Less:    other paid-in capital                                 -    (2,025,740)
--------------------------------------------------------------------------------
                                                       1,438,472             -
--------------------------------------------------------------------------------



6.  Obligations under capital leases:

The Company has capital leases on equipment expiring at various dates through 2000 requiring the following minimum lease payments:

-----------------------------------------------------------------------------
                                                         1999          1998
                                                          $             $
-----------------------------------------------------------------------------
1999                                                          -        39,385
2000                                                     21,645        28,575
-----------------------------------------------------------------------------

Total minimum lease payments                             21,645        67,960

Less imputed interest at varying rates                   (1,277)       (9,656)
-----------------------------------------------------------------------------

Present value of net minimum capital lease payments      20,368        58,304
                                                    -------------------------
Current portion of obligations under capital lease       18,471        29,665
-----------------------------------------------------------------------------
                                                          1,897        28,639
-----------------------------------------------------------------------------

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.  Share Capital:
--------------------------------------------------------------------------------
                                                       Shares       Amount
                                                         #            $
================================================================================

Authorized:
  Unlimited voting common shares without par value
  Unlimited non-voting preferred shares without par value

Issued:
Balance, 01 October 1994:                              82,036        94,580

Issued amount year ended 30 September 1995:
      Issued to founders                              293,018             -
      Issued for cash                                 324,287       948,865
      Issue for services and technology                19,407        45,700
           Less share issuance costs                        -      (193,278)

Issued amount year ended 30 September 1996:
      Issued for cash                                 143,893       667,500
      Issued for services and technology              213,026     1,835,537

Issued amount year ended 30 September 1997:
      Issued for cash                                 443,158     2,496,498
      Issued for services and technology               11,855        75,969
           Less share issuance costs                        -      (191,916)

Issued amount year ended 30 September 1998:
      Issued for cash                                 211,497       623,281

Issued amount year ended 30 September 1999:
      Issued for cash                               2,059,222     2,981,847
           Less share issuance costs                        -      (429,128)
--------------------------------------------------------------------------------
                                                    3,801,399     8,955,455
--------------------------------------------------------------------------------


Included in shares issued for cash during 1999 are 67,563 (1998 - 390,000, 1997 - 833,541) shares for approximately $113,858 (1998 - $102,400, 1997 -
$556,898) issued pursuant to the exercise of management, employees and directors' stock options. The remaining shares of 1,991,659 (1998 - 1,301,976, 1997 -2,711,725) for $2,867,989 (1998 - $520,881, 1997 - $1,940,000) were issued pursuant to private placements.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

7.  Share Capital (continued):

(a) Management, employees and directors' stock options:

At September 30, 1999, the Company had 379,492 management, employees and directors' options outstanding:

10,000  options expiring 16 June 2000, exercisable to acquire 10,000 shares at $1.80 each
20,000  options expiring 27 June 2000, exercisable to acquire 20,000 shares at $1.99 each.
31,697  options expiring 22 July 2000, exercisable to acquire 31,697 shares at $1.50 each.
135,000 options expiring 23 February 2001, exercisable to acquire 135,000 shares at $1.44 each.
99,795  options expiring 23 February 2001, exercisable to acquire 99,795 shares at $1.77 each.
73,000  options expiring 18 March 2001, exercisable to acquire 73,000 shares at $2.38 each.
10,000  options expiring 20 December 2001, exercisable to acquire 10,000 shares at $0.35 each.

(b) Warrants:

At September 30, 1999, the Company had 986,410 warrants outstanding.

500,000 warrants from a debt conversion entitling the holder to acquire one additional share for $0.40 each. The warrants expire in March 2000.

422,060 warrants entitling the holder to acquire one additional share at $0.30 each. The warrants expire April 2000.

64,350 warrants from a private placement entitling the holder to acquire one additional share at $1.60 each. The warrants expire April 2000.


8.  Fair value of financial instruments:

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

(a) Short-term financial assets and liabilities:

The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

(b) Long-term financial liabilities:

The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values. Long-term financial liabilities comprise long-term debt and obligations under capital leases and other paid-in capital (see note 6).

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

9.  Subsequent events:

In November 1998, the Company relocated its premises. Under the Lease Agreement for the abandoned premises, the Company is liable for the lease payments of the abandoned premises until the premises are released by the landlord. Under this Agreement, the minimum lease payments are USD $90,963 per annum until 31, March 2002.

In October of 1999, the Company settled this matter with the Leassor for $50,000.

Subsequent to the year end, the Company has signed promissory notes for $660,240 (USD S450,000).

10. Loss per common share:

Loss per common share is based on the weighted average number of common shares outstanding during the year.
                                                1999             1998      1997

Loss per common share (Pre-Consolidation)*   Non-comparable      0.20      0.33

Loss per common share (Post-Consolidation)**    0.50             1.60      2.67

*Loss per common share calculated on shares outstanding before consolidation. **Loss per common share if calculated on shares outstanding after consolidation.


NUMBER OF SHARES OUTSTANDING            #                  #             #

  Pre-Consolidation                Non-comparable     13,937,439     12,245,463

  Post-Consolidation                 3,801,399         1,742,180      1,530,683


11. Related party transactions:

The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements:
--------------------------------------------------------------------------------
                                                              1999          1998
                                                               $             $
================================================================================
Salaries to directors and officers                           300,470      94,000

Consulting fees and expense reimbursements to directors       49,416      92,600

Salary paid to a relative of one of the directors             40,564      54,500
--------------------------------------------------------------------------------
                                                             390,450     241,100
================================================================================

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by related parties.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

12. United States GAAP reconciliation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States, as summarized below:

(a) Loss and loss per share:
--------------------------------------------------------------------------------
                                            1999         1998          1997
                                               $            $             $
================================================================================

Loss in accordance with Canadian GAAP  (1,895,013)    (2,780,307)    (4,091,490)

Difference in accounting for acquired           -        822,299        822,299
research and development (note d)
Stock options (note e)                          -              -        (85,470)
--------------------------------------------------------------------------------
Loss in accordance with
United States GAAP                     (1,895,013)    (1,958,008)    (3,354,661)
================================================================================
Loss per common share                       0.65         1.15          2.79
--------------------------------------------------------------------------------

Weighted average number of shares used
for calculation                        2,910,854    1,701,618     1,201,909
--------------------------------------------------------------------------------

(b) Balance sheet:

The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

================================================================================
                                 September 30, 1999         September 30, 1998
                             Canadian   United States   Canadian   United States
                               GAAP          GAAP         GAAP          GAAP
                                 $             $            $             $
     ---------------------------------------------------------------------------
     Liabilities:

      Other paid-in capital                               173,759      264,229

      Accumulated deficit    11,090,720   10,268,491    9,195,707    8,373,478
      ==========================================================================

(c) Statement of financial position (continued):

Cash used in operations and cash provided by financing activities would decrease by 1999 - $nil and 1998 - $nil.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

12. United States GAAP reconciliation (continued):

(d) Research and development:

In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination are expensed as it is incurred.

(e) Stock based compensation

The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans in 1999 (1998 - nil, 1997 - $85,470).

The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation", for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

--------------------------------------------------------------------------
                                          1999         1998        1997
                                            $           $           $
--------------------------------------------------------------------------

Loss - as reported                      1,895,013    1,958,008   3,354,661
Loss - stock option value adjusted      2,545,486    2,052,578   3,475,718
Loss per common share - as reported          0.50         1.15        2.79
Loss per common share - adjusted             0.61         1.21        2.89
--------------------------------------------------------------------------

================================================================================


The fair value of each option grant is estimated on the date of the grant using the following assumptions:

================================================================================
                                             1999        1998          1997
--------------------------------------------------------------------------------
Expected dividend yield                        0%          0%            0%
Expected stock price volatility               70%         70%           70%
Risk-free interest rate                      5.5%        5.5%          5.5%
Expected life of options                    1 yr.      2 yrs.         1 yr.
================================================================================


The weighted average fair value of the options granted is 1998 - $ and 1997 - $0.26 per option.

PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
--------------------------------------------------------------------------------

(f) Taxation:

For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes". FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates are recognized in income in the period that includes the enactment date.



The Company has deferred tax assets of approximately $5,000,000 (1998 - $3,000,000 and 1997 - $2,140,000 ) arising from losses carried forward (see note
15). The Company has provided a valuation allowance against the entire deferred tax asset amount as it is more likely than not that they will not be realized.



13. Debt Settlement with Creditors:

During the year, management negotiated with trade and other creditors to realize a reduction of liabilities.



14. Commitments:

The Company has entered into a one year operating lease for facilities expiring November 1999 for which the annual lease payments are USD $28,449. The lease is renewable on an annual basis.














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
PEAKSOFT MULTINET CORPORATION

Notes to the Consolidated Financial Statements
Years ended 30 September 1999 and 1998
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15. Income taxes:

The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $4,743,000 in the United States and CDN $4,281,000 in Canada.



16. Comparative figures:

Certain of the comparative amounts have been reclassified to conform with the financial presentation adopted in the current year.



17. Uncertainty due to the Year 2000 issue:

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the Year 2000 as 1900 or some other date, resulting in errors when information using Year 2000 is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after 01 January 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect the company's ability to conduct normal business operations. However, management does not anticipate difficulties with the company's compliance. It is not possible to be certain that all aspects of the Year 2000 issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.




















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